New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Affimed Therapeutics B.V.

August 19, 2014

Re:	Affimed Therapeutics B.V.

Registration Statement on Form F-1

File No. 333-197097

CONFIDENTIAL

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Riedler,

On behalf of our client, Affimed Therapeutics B.V. (the “Company”), we are providing the information that follows to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to comment number 2 contained in the Staff’s letter dated August 1, 2014 (the “Comment Letter”) relating to the Company’s Registration Statement on Form F-1, filed on July 17, 2014 (the “Registration Statement”) in connection with the initial public offering of the Company’s common shares (the “Offering”).

We hereby provide the following proposed indicative price range information relating to the Offering for the Commission’s review. The initial offering price to the public of the Company’s common shares is expected to be between $[***Redacted***] per share. At the mid-point of this price range, the number of common shares of the Company that would be outstanding immediately subsequent to the consummation of the corporate reorganization and prior to the completion of the offering is approximately [***Redacted***], resulting in a pre-Offering valuation of approximately $[***Redacted***]. The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

With respect to the Staff’s request for supplemental quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of the Company’s latest equity issuance, the Company informs the Staff that its most recent equity issuance was the

Division of Corporation Finance U.S. Securities and Exchange Commission	2	August 19, 2014

FOIA Confidential Treatment Request Pursuant to Rule 83 by Affimed Therapeutics B.V.

Series E Financing in June and July 2014. As described in the Registration Statement under the section entitled “Related Party Transactions—2014 Series E Preferred Share Financing,” prior to the consummation of the Offering, the purchase price for the Series E preferred shares will be adjusted from €95.19 per share to a price per share equal to 80% of the low end of the price range for the Offering printed on the cover page of the preliminary prospectus. If the price range printed on the cover page of the preliminary prospectus is as indicated above, the purchase price per Series E preferred share will be adjusted to $[***Redacted***] per share.

In addition to the Series E Financing referenced above and as disclosed in the Registration Statement, the Company has entered into a loan facility (the “Facility”) with an affiliate of Perceptive Advisors LLC (“Perceptive”). Under the loan agreement, the Company is obligated to grant Perceptive warrants to purchase its common shares. The Company is obligated to grant Perceptive $935,000 of warrants following the closing of the Offering and an additional $1,445,000 of warrants if and when the Company makes any additional draw under the Facility. The number of warrants issued will be the dollar amount of warrants divided by the adjusted Series E preferred share price, that is, 80% of the low end of the price range for the Offering printed on the cover page of the preliminary prospectus ($[***Redacted***] if the price range is as indicated above), which will also be the exercise price for the warrants. The terms of the Perceptive warrants are detailed more fully in the Registration Statement under the section entitled “Management’s Discuss and Analysis of Financial Condition and Results of Operations—Subsequent Event.”

The Company advises the Staff that other than the Series E Financing and the Perceptive warrants, there have been no additional equity issuances or obligations to issue equity made subsequent to the latest balance sheet date of June 30, 2014 included in the Registration Statement. The Company further advises that no grants have been made under the Company’s 2007 equity stock option plan during 2014.

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

 /s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail

Mr. Adi Hoess, Chief Executive Officer

Mr. Florian Fischer, Chief Financial Officer

Affimed Therapeutics B.V.